

MAIL STOP 4631

May 17, 2010

Jeremiah J. Silkowski
President and Chief Executive Officer
SQN Capital Management, LLC
48 Wall Street
24th Floor
New York, New York 10005

RE: SQN Alternative Investment Fund III, L.P.
        Registration Statement on Form S-1
        Filed April 20, 2010
        File Number 333-166195

Dear: Mr. Silkowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective and we may have additional comments.

3. Please submit all sales literature to the staff prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

4. Please identify your promoters. Refer to Item 404(d) of Regulation S-K

5. Please clarify whether you will borrow funds to make investments or will use only proceeds from this offering and funds generated from operations. If you will incur debt to make such investments, please include appropriate disclosure, including risk factors, related to the impact that servicing such debt could have on operations and distributions. We note the disclosure on page 46 regarding leveraged transactions.

Cover Page

6. Since the investors' funds will be held in escrow for what could be a lengthy period, please disclose whether interest will be paid to investors when they are admitted to the partnership.

Investor Suitability, page iv

7. Please add to the third bullet point the length of time investors should be prepared to have their funds tied up.

8. Please add disclosure to this section that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.

Investor Suitability Requirements in Connection with Transfers of Units, page vii

9. Please include a cross-reference to the later discussion of transfers.

Q.3. What are the credits and the terms of the investments that will make up the portfolio?, page ix

10. Please clarify the concept of "credits."

Material U.S. Federal Income Tax Consequences, page 5

11. Please disclose that the discussion is an opinion of counsel.

O&O Expense, page 6

12. Supplementally, please clarify whether this expense related to the offering is subject to FINRA review.

Our General Partner's and Investment Manager's Relationship with Us May be Conflicted, page 6

13. Please include a cross reference to the discussion of the other funds' business activities on page 43.

Estimated Use of Proceeds, page 9

14. Please disclose in footnote 1 that this includes reimbursement for expenses related to offering and selling your units.

Risk Factors, page 16

15. Please consider a risk factor addressing the fact that subscribers may not withdraw their subscription proceeds from the escrow account. We note the disclosure on page 93.

Our General Partner and Investment Manager rely heavily on their respective key personnel to manage us, and the loss of such personnel could adversely affect us, page 25

16. This risk factor appears generic and applicable to any company. Please delete or revise to explain how this risk applies specifically to you.

Forward-Looking Statements and Associated Risks, page 29

17. Please discuss all known material risks or delete the statement "Such risks include, but are not limited to…" on page 30.

Our General Partner or its Affiliates Will Purchase Units as Investors, page 34

18. We note that you General Partner or its affiliates currently intend to purchase units. Please confirm, if true, that no offers were made prior to this registration statement being filed, subsequent offers were made only with the prospectus and no funds have or will be committed or paid prior to effectiveness of the registration statement.

Fiduciary Duty of Our General Partner, page 36

19. Please compare any provisions of the Delaware Revised Uniform Limited Partnership Act addressing fiduciary duties of you managers with the standards as modified by the

partnership agreement. Discuss the specific benefits and detriments to the management
resulting from any modification.

Industry and Market Data, page 49

20. Please delete the statement "…estimates and beliefs based on that data, may not be verifiable
or reliable" as it suggests that investors are not entitled to rely in information you provide in
the prospectus

Material U.S. Federal Income Tax Consequences, page 59

21. Please remove the term "general" from the first sentence and other locations in which
counsel is expressing an opinion.

22. Please remove the statement that investors are urged to consult their own tax advisor with
respect to the U.S. federal tax consequences.

23. Please disclose clearly that the discussion in this section is the opinion of Troutman Sanders
LLP.

24. Please remove the statement that "the discussion below assumes that we will be treated as a
partnership for federal income tax purposes."

25. Where counsel has issued a "more likely than not" opinion please clearly explain the reasons
for the doubt and the degree of uncertainty in the opinion and provide risk factor and other
disclosure setting forth the risks to investors. Further, please delete the qualifications on
page 62 that the IRS *should* not treat you as a PTP and in the first sentence and in the last
paragraph on page 65.

26. Please disclose the specific code provisions and regulations upon which the opinions are
based.

27. We note the statement on page 62 that "as long as we are classified as a partnership for
federal income tax purposes, we will not be subject to federal income tax." Please state that
the opinion is that you *are* a partnership for these purposes. We note the statement on page
59.

28. Please remove the statement on page 78 that the U.S. federal income tax discussion set forth
above is included for general information only.

Escrow Arrangements, page 93

29. Please clarify what happens to the escrow interest should the offering proceed. For instance,
will the interest be added to the subscriber's deposit and applied to the purchase of additional
units, returned in cash, or retained by you for use as proceeds of the offering?

Note 1. Organization and Nature of Operations, page F-4

30. Please revise your disclosure to clarify, if true, that SQN Alternative Investment Fund III. L.P. is not yet publicly registered.

Note 2. Summary of Significant Accounting Policies, page F-4

31. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.

SQN Alternative Investment Fund III, LP

Report of Independent Registered Public Accounting Firm, page F-6

32. We note the reference to "audits" in the second paragraph of the opinion. Given that only one audit has occurred at this time, please have your accounting firm revise their disclosure.

Note 2. Summary of Significant Accounting Policies, page F-8

33. We note your intended accounting policy for deferred charges. Costs directly attributable to a proposed offering may be deferred prior to the offering, but should be expensed against gross proceeds once an offering occurs. Start-up and organizational costs should be expensed as incurred. Please revise your planned accounting policy as appropriate. Reference SAB Topic 5A and ASC 720.

34. Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.

Undertakings, page II-2

35. Please include the undertaking required by Item 512(f) of Regulation S-K as this undertaking is not limited to firm commitment undertakings but rather applies to all underwritten offerings, which includes "best efforts" and "minimum-maximum" offerings.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tricia Armelin at (202) 551-3747 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Brinkley Dickerson, Esq.
     Troutman Sanders LLP
     Fax (404) 885-3829